Results-Based Outsourcing Inc

August 3, 2016

Via EDGAR

SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Kate McHale, Staff Attorney,

Re: Results-Based Outsourcing, Inc.
File No. 333-209836

Dear Ms. McHale:

Results-Based Outsourcing, Inc. hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the above-referenced registration statement be accelerated to 12:00 noon, Eastern Time, on Friday, August 6, 2016, or as soon thereafter as practicable.

The Company hereby acknowledges that:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Results-Based Outsourcing, Inc.

/s/ Mary Ellen Schloth
By:	Mary Ellen Schloth
Chief Executive Officer

We Work Commons, South Station, 745 Atlantic Ave, Boston MA – 203.635.7600 – www.rboutsourcing.com